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                                                                    EXHIBIT 2.3



                                  May 15, 1995
                                                                     F6460-0055




The Foothill Group, Inc.
11111 Santa Monica Boulevard, Ste. 1500
Los Angeles, CA 90025-3333

Gentlemen:

        This letter agreement is executed in connection with the Agreement and Plan of Reorganization dated the date hereof ("Merger Agreement") by and between The Foothill Group, Inc., a Delaware corporation, and Norwest Corporation, a Delaware corporation. Capitalized terms not otherwise defined herein have the meaning accorded them in the Note Agreement by and among Foothill Capital Corporation and the "Purchasers" listed therein dated as of October 1, 1993 ("Note Agreement").

        Foothill Capital Corporation ("Foothill") agrees to use its best efforts to negotiate for and amend its various agreements relating to Indebtedness for Borrowed Money ("Loan Agreements") to increase the Senior Indebtedness leverage ratio in the Loan Agreements to 400% of the Senior Borrowing Base (sometimes referred to in our discussions as Permissible Senior Indebtedness).

        Subject to the following paragraph, if Foothill is unable to amend the Loan Agreements to increase the Senior Indebtedness leverage ratio, Foothill shall have the right from time to time prior to the Effective Time (as defined in the Merger Agreement) to arrange, obtain and incur additional Subordinated Indebtedness ("Financing") in principal amounts and on the terms necessary in order for Foothill to satisfy the most restrictive Senior Indebtedness leverage ratio in any one of the Loan Agreements to which it is a party as of the date hereof at then prevailing actual or implied market rates.

        Foothill shall give Norwest notice of a proposed Financing indicating the terms by which it expects it could obtain the Financing from existing or new lenders (the "Notice"). Within three (3) business days of receipt of the Notice, Norwest will notify Foothill of the Norwest agreement to provide the Financing on the same or better terms disclosed in the Notice. If Norwest declines to so agree or if it fails to respond to the Notice





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Foothill Group, Inc.
May 15, 1995
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within the three (3) business day period, Foothill may within 90 days from the date of the Notice proceed with the Financing.

        In the event that the Merger Agreement shall have been terminated by Foothill pursuant to paragraph 9(a)(ii) because of the failure of Norwest to perform or observe in all material respects the covenants and agreements to be performed by Norwest and all of the conditions to consummation of the "Merger" (as defined in the Merger Agreement) set forth in Section 7 have been satisfied or, with respect to conditions relating to the delivery of officers' certificates and opinions, would have been satisfied had the "Closing" (as defined in the Merger Agreement) actually occurred, Norwest shall within 10 business days of the receipt of written demand by The Foothill Group, Inc. provide, at Foothill's option, up to $25 million of Subordinated Debt subject to the terms and conditions set forth in the Note Agreement, but at the prevailing market rates based on Foothill's independent actual or implied credit ratings as of the date of demand.

                                      NORWEST CORPORATION




                                      By ______________________________



AGREED AND ACCEPTED:

The Foothill Group, Inc.



By ______________________________




Foothill Capital Corporation



By ______________________________